UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For August 5, 2008

Commission File Number: 000-51310

XTL Biopharmaceuticals Ltd.
(Translation of registrant's name into English)

711 Executive Blvd., Suite Q
Valley Cottage, New York 10989
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Incorporation by Reference: This Form 6-K of XTL Biopharmaceuticals Ltd. dated August 5, 2008 is hereby incorporated by reference into the registration statements on Form F-3 (File No. 333-141529 and File No. 333-147024) filed by XTL Biopharmaceuticals Ltd. with the Securities and Exchange Commission on March 23, 2007 and October 30, 2007, respectively, and the registration statements on Form S-8 (File No. 333-148058 and File No. 333-148574) filed by XTL Biopharmaceuticals Ltd. with the Securities and Exchange Commission on December 14, 2007 and January 18, 2008, respectively.

XTL Biopharmaceuticals and Presidio Pharmaceuticals Amend License Agreement for Pre-Clinical Hepatitis C Program
XTL to Receive Additional $2 Million in Cash in Return for a Reduction in Future Milestones and Royalties

Valley Cottage, NY, August 5, 2008 - XTL Biopharmaceuticals Ltd. (NASDAQ: XTLB, TASE: XTL) announced today an amendment to its licensing agreement with Presidio Pharmaceuticals, Inc. for its pre-clinical program in Hepatitis C focused on the NS5A target.

Under the terms of the amended license agreement, XTL will receive an additional non-refundable payment of $2 million in return for a reduction in future contingent payments. Under the revised agreement, XTL will now receive up to $59 million upon reaching certain development and commercialization milestones, a reduced royalty on direct product sales by Presidio, and a lower percentage of Presidio’s income if the program is sublicensed by Presidio to a third party.

Ron Bentsur, XTL’s CEO, commented, “This transaction provides us with essential, non-dilutive capital as we head towards the completion and announcement of results from the Bicifadine Phase 2b study, expected in Q4 2008, while still preserving meaningful potential economics from our out-licensed pre-clinical Hepatitis C program.” Mr. Bentsur added, “We have the utmost confidence in Presidio’s ability to move this program forward and believe that this transaction further demonstrates Presidio's commitment to the program."

“Given the progress Presidio has made since licensing XTL’s NS5A program, we are pleased to be able to take this option to pay down future milestone, royalty, and sublicense income payments,” stated Omar K. Haffar, Ph.D., President and CEO of Presidio, who added, “We believe this reduction in contingent payments to XTL may provide us with additional opportunities to unlock value through partnerships and collaborations potentially early on in the development process."

ABOUT XTL BIOPHARMACEUTICALS LTD.
XTL Biopharmaceuticals Ltd. (“XTL”) is engaged in the development of therapeutics for the treatment of diabetic neuropathic pain and HCV. XTL is developing Bicifadine, a serotonin and norepinephrine reuptake inhibitor, for the treatment of diabetic neuropathic pain, which is currently in a Phase 2b study. XTL has out-licensed its novel pre-clinical HCV small molecule inhibitor program. XTL also has an active in-licensing and acquisition program designed to identify and acquire additional drug candidates. XTL is publicly traded on the NASDAQ and Tel-Aviv Stock Exchanges (NASDAQ: XTLB; TASE: XTL).

Contact:
Ron Bentsur, Chief Executive Officer
Tel: +1-(845)-267-0707 ext. 225

ABOUT PRESIDIO
Presidio Pharmaceuticals, Inc. is a specialty pharmaceutical company focused on the discovery, in-licensing, development and commercialization of novel therapeutics for viral infections, including HIV and HCV. Presidio has raised over $27 million in financing from Panorama Capital, Baker Brothers Investments, Bay City Capital, Ventures West, Nexus Medical Partners, and Sagamore Bioventures LLC. For more information, please visit our website at www.presidiopharma.com.

Contact:
Omar K. Haffar, Ph.D.
President and Chief Executive Officer
omar@presidiopharma.com
Tel: +1-(415)-655-7561

Cautionary Statement
Some of the statements included in this press release, particularly those anticipating future financial performance, clinical and business prospects for our clinical compound for neuropathic pain, Bicifadine, and for our compounds from our pre-clinical hepatitis C program, growth and operating strategies and similar matters, may be forward-looking statements that involve a number of risks and uncertainties. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Among the factors that could cause our actual results to differ materially is our ability to complete in a timely and cost effective manner clinical trials on Bicifadine, which could directly impact our ability to continue to fund our operations; our ability to meet anticipated development timelines for all of our drug candidates due to recruitment, clinical trial results, manufacturing capabilities or other factors; the success of our drug development and marketing arrangements with third parties; and other risk factors identified from time to time in our reports filed with the Securities and Exchange Commission, including our annual report on Form 20-F filed with the Securities and Exchange Commission on March 27, 2008. Any forward-looking statements set forth in this press release speak only as of the date of this press release. We do not intend to update any of these forward-looking statements to reflect events or circumstances that occur after the date hereof. This press release and prior releases are available at http://www.xtlbio.com. The information in our website is not incorporated by reference into this press release and is included as an inactive textual reference only.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XTL BIOPHARMACEUTICALS LTD.

Date: August 5, 2008	By:	/s/ Bill Kessler
Bill Kessler
Director of Finance